Mail Stop 4561

Manfred Sternberg
701 North Post Oak Road, Suite 100
Houston, TX 77024

> **Re: Bluegate Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Form 10-QSB for Fiscal Quarters Ended March 31, 2007**
> **File No. 000-22711**

Dear Mr. Sternberg:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Financial Statements and Notes

Note 10 – Stockholders' Deficit, page F-17

Equity Transactions, page F-20

Issuance of common stock and warrants for cash, page F-20

1.   We note the company had numerous issuances of warrants in fiscal year 2006 for shares of its common stock. It is unclear how you concluded that the settlement in "Unregistered Shares" was more economical. However, to the extent that there are no other factors under EITF 00-19 that would result in the warrants being

classified as a liability, it would appear that your analysis under EITF 00-19 may be impacted by the adoption of FSP EITF 00-19-2. Tell us how you considered FSP EITF 00-19-2 and the disclosure requirements in evaluating the liquidated damages provision in the registration rights agreement going forward.

Issuance of common stock for services, page F-21

2.   We note that you have numerous arrangements by which non-employees receive shares of stock or other equity instruments of the company in exchange for compensation of the goods and services that they provided. Tell us how you considered SFAS 123R and EITF 96-18 in determining the measurement date and in determining fair value.

Exhibits 31.1 and 31.2

3.   Reference is also being made to the company's Form 10-QSB for the quarter ended on March 31, 2007. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief